Investor Relations
Holcim
Hagenholzstrasse 85
CH-8050 Zürich
Phone +41 58 858 87 87
Fax +41 58 858 80 09



RECEIVED
2006 JUN 29 P 1:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9

SUPPL

06014748

Zurich, June 26, 2006

File N° 82-4093

Dear Sirs,

Please find enclosed:

- Media Release:
  Strengthening of aggregates and related businesses in the US: Acquisition of Meyer Material Company in Illinois

With kind regards,

B. Fuchs

Beate Fuchs

Encl.: mentioned

dlw 6/29

Corporate Communications

Holcim

Holcim
Hagenholzstrasse 85
CH-8050 Zürich

Tel +41 58 858 87 10
Fax +41 58 858 87 19

June 26, 2006

File N° 82-4093

Media Release

Strengthening of aggregates and related businesses in the US: Acquisition of Meyer Material Company in Illinois

Aggregate Industries, a wholly owned subsidiary of Holcim Ltd, has agreed to acquire 100 percent of Meyer Material Company (Meyer) for USD 231 million from U.S. Equity Partners, L.P. and Park Avenue Equity Partners, L.P. Completion of the acquisition is anticipated to occur in July 2006 subject to regulatory approval.

Meyer, based near Chicago in Illinois, is a leading supplier of aggregates, ready-mix concrete and concrete paving products. The company's primary markets are located in the Northwestern part of Metropolitan Chicago and Southeastern Wisconsin. Meyer operates 6 sand and gravel pits as well as 25 ready-mix concrete plants and a modern concrete paving products manufacturing facility. Meyer has 125 million tonnes of reserves as well as considerable underground reserves which may be considered for future development. The company employs about 750 people.

Last year, Meyer sold approximately 5 million tonnes of aggregates, 1.5 million cubic meters of ready-mix concrete and 0.5 million square meters of concrete paving and retaining wall systems. In 2005, net sales reached approximately USD 190 million.

The acquisition of this well positioned construction materials company strengthens Aggregate Industries' aggregates and related businesses positions in the US. Meyer provides a new platform for the future growth of the Holcim Group in the fast growing suburbs of Chicago, the third largest city in the US. In addition, Holcim expects to achieve significant synergies from more efficient cement logistics and product optimization at Holcim US. Meyer is to be fully integrated into Aggregate Industries' US operations and will be managed as a new region. This acquisition reinforces Holcim's dual product strategy centering on cement and aggregates in the US.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, sand and gravel) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

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Internet: www.holcim.com